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                 December 23, 2021

       Mark Wong
       President, Chief Executive Officer and Director
       S&W Seed Co
       2101 Ken Pratt Blvd, Suite 201
       Longmont, CO 80501

                                                        Re: S&W Seed Co
                                                            Registration
Statement on Form S-3
                                                            Filed December 17,
2021
                                                            File No. 333-261728

       Dear Mr. Wong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Phil McGill